Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

August 3, 2017	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Ganley

Re:                          Ares Capital Corporation Registration Statement on Form N-2 (File No. 333-212142)

Dear Mr. Ganley:

In a telephone conversation on August 1, 2017, you provided us with verbal comments on the registration statement on Form N-2 (the “Registration Statement”) originally filed by Ares Capital Corporation (the “Fund”) on June 21, 2016 and subsequently amended by Amendment No. 1 on June 14, 2017 and Amendment No. 2 on July 31, 2017. We have revised the Registration Statement to respond to the comments you provided, including during the telephone conversation, and today filed Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by you and immediately below each comment is the response with respect thereto and, where applicable, the first location in the relevant filing of the requested disclosure. Comments described with respect to one section (and the responses thereto) are applicable to other sections of the Registration Statement that contain similar disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

Fees and Expenses Table

1.                                          Page 15 – Please disclose as a line item in the Fees and Expenses table the $15 transaction fee assessed by the Company’s dividend reinvestment plan administrator to a stockholder who instructs the sale of shares held by the plan administrator in such stockholder’s account.

The Fund has revised the disclosure as requested on page 16 of Amendment No. 3.

2.                                          Page 18 – Fees and Expenses - Footnote 10 – The last sentence of this footnote states that interest payments on borrowed funds are not included in operating expenses and therefore interest expense for Acquired Funds are not included in the AFFE line item.  The staff would expect all expenses, including interest expense, of

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U.S. Securities and Exchange Commission

August 3, 2017

the Acquired Funds to be included in the AFFE calculation.  Please include interest expenses of the Acquired Funds in the AFFE calculation.

The Fund has revised the disclosure as requested on pages 16 and 19 of Amendment No. 3.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:      Penni Roll, Chief Financial Officer of Ares Capital Corporation

Joshua M. Bloomstein, General Counsel of Ares Capital Corporation